No Act

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

**June 16, 2008**

ACT ICA
SECTION 7
RULE N/A
PUBLIC AVAILABILITY Yes

**Response of the Office of Chief Counsel**
**Division of Investment Management**

**Re: Emeriti Consortium for Retirement Health Solutions**
**Incoming letter dated June 11, 2008**

Based on the facts presented, the views of the Division of Corporation Finance and the Division of Investment Management (the "Divisions") are set forth below. Capitalized terms have the same meanings set forth in your letter.

The Division of Corporation Finance will not recommend enforcement action if, in reliance upon your opinions that registration is not required, an Employee-Contribution VEBA continues to offer and sell Participation Interests without compliance with the registration provisions of the 1933 Act and without registration of the Participation Interests under the Exchange Act.

Based on all of the facts and representations in your letter, the Division of Investment Management will not recommend enforcement action to the Commission under Section 7 of the 1940 Act against an Employee-Contribution VEBA if the Employee-Contribution VEBA does not register as an investment company under the 1940 Act.

These positions are based on the representations made to the Divisions in your letter. Any different facts or conditions might require the Divisions to reach a different conclusion. Further, this response expresses the Divisions' positions on enforcement action only and does not express any legal conclusions on the questions presented.

For the Division of Corporation Finance,

Anne M. Krauskopf
Senior Special Counsel

For the Division of Investment Management,

Brian P. Murphy
Senior Counsel

McGuireWoods LLP
Washington Square
1050 Connecticut Avenue N.W.
Suite 1200
Washington, DC 20036-5317
Phone: 202.857.1700
Fax: 202.857.1737
www.mcguirewoods.com

Section 5 of the Securities Act of 1933
Section 12(g) of the Securities Exchange Act of 1934
Section 7 of the Investment Company Act of 1940

McGUIREWOODS

June 11, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Anne M. Krauskopf, Senior Special Counsel, Division of Corporate Finance
Brian Murphy, Senior Counsel, Division of Investment Management

Re: Emeriti Consortium for Retirement Health Solutions—Request for No-Action Relief in Respect of Section 5 of the Securities Act of 1933, as Amended, Section 12(g) of the Securities Exchange Act of 1934, as Amended, and Section 7 of the Investment Company Act of 1940, as Amended

Ladies and Gentlemen:

We are writing on behalf of our client, the Emeriti Consortium for Retirement Health Solutions (the "Consortium"), in connection with the offer and sale of Participation Interests (as defined below) in an Employee-Contribution VEBA (as defined below) under the Securities Act of 1933, as Amended (the "1933 Act"), and Section 12(g) of the Securities Exchange Act of 1934, as Amended (the "Exchange Act") and the application of the Investment Company Act of 1940 (the "1940 Act") to the Employee-Contribution VEBA.

The Consortium offers a program (the "Program") which is a tax-advantaged method of providing retiree health benefits to former faculty, staff, administrators and employees ("participants") of colleges, universities, and other higher education-related tax-exempt organizations[1] (collectively hereinafter called "Colleges"). The Program was the subject of a prior no-action request that was granted by the Staff. *Emeriti Consortium for Retirement Health Solutions, April 7, 2005.*

The Consortium now proposes to add pre-age 65 group health insurance options for participants in the Program.[2] This pre-age 65 group health insurance would be offered to bridge the gap between retirement and eligibility for Medicare. For current retirees, the Medicare eligibility date is age 65. We hereby respectfully request that the Staff confirm that it will continue to not recommend enforcement action with respect to Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act in respect to the Program if the pre-age 65 group health insurance is included in the Program as further explained below.

General Design of the Program

The Program is offered to Colleges which are tax exempt under Section 501(c)(3) or another section of the Internal Revenue Code of 1986, as amended (the "Code"). The Program contains three intertwined components: an employee welfare benefit plan providing medical benefits for former employees and their spouses and dependents, trust-based funding mechanisms to receive plan contributions from sponsoring employers and participating employees, and an educational program to assist employees with integrated planning for health needs in retirement. To participate in the Program, each College adopts its own retiree medical plan ("Plan") which is funded through two trusts, one of which is the Employee-Contribution VEBA. The Plan and trusts are based upon model documents. Each of the trusts qualifies under Code Section 501(c)(9) as a voluntary employees' beneficiary association trust ("VEBA") based on approval issued by the Internal Revenue Service. A College may also establish a fully insured, employer contribution only, optional plan for key employees.

General Structure of the VEBAs

Each College establishes two tax exempt VEBAs, one to receive and hold contributions made to the Plan by the College, and the other to receive and hold contributions made by individual participants.

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[1] The Consortium participates in the Program as may the Andrew W. Mellon Foundation and the William and Flora Hewlett Foundation as major funding sources for the Consortium. The Consortium agrees that it will consult with the Staff before allowing any other major national foundations committed to education and research and providing philanthropic support to the Consortium's objectives to participate in the Program.

[2] Other than the proposed addition of pre-age 65 retiree group health insurance options and the changes noted at footnotes 3, 5, and 21, the Program will be consistent in operation with the description of the Program provided in the April 5, 2005 request for no-action relief.

The College makes contributions to an employer-contribution VEBA to fund its portion of the College's Plan. Participating employees and former employees of each College may make voluntary after-tax contributions to an employee-contribution VEBA trust ("Employee-Contribution VEBA"). The Plans require the participant to direct the investment of employer contributions and voluntary after-tax contributions allocated to a participant's account. Colleges can elect to have employer contributions vest according to different vesting schedules.

Earnings and losses accrue on the account balances within each VEBA. Each Plan and its associated VEBAs is designed such that: (i) initial eligibility and continued participation is limited to employees and former employees (and their spouses and dependents only as beneficiaries of the employee) of the College; (ii) earnings on contributions to the VEBAs will not inure to the benefit of any individual or private shareholder except through payment of welfare benefits; (iii) all funds in the VEBAs will be used only for medical benefits (paid from the participant's account in each VEBA) during the lives of the participant and all other beneficiaries; and (iv) at the election of the College, forfeitures in the employer-contribution VEBA can be used to pay life insurance premiums. The life insurance would provide a fixed amount of life insurance coverage for all eligible retired participants in the employer-contribution VEBA.[3] The life insurance coverage would not be related to a participant's account balance and coverage would be provided whether or not there has been a forfeiture of the participant's account.

Following the participant's retirement, the balances in the individual accounts held for each participant in a College's Plan are available to pay for health-insurance premiums and other qualifying medical expenses. Following the death of the participant and any eligible surviving beneficiaries, any remaining residual will be forfeited and reallocated to the accounts of other participants in the Employee-Contribution VEBA.

Voluntary Employee Contributions

Each College may structure its Plan to permit employees to make voluntary contributions on an after-tax basis to a separate Employee-Contribution VEBA. Voluntary employee contributions are fully vested. Consistent with the tax rules for participation in VEBAs, former employees who have an account balance in the Employee-Contribution VEBA at termination of employment and retirees may make voluntary after-tax contributions into the Employee-Contribution VEBA after termination of employment.

The Employee-Contribution VEBA will have an account for each participant. Participants will direct the investment of the amounts in this account.

[3] The life insurance coverage is provided only to retired participants.

The Consortium has the authority under each College's Plan to impose annual and lifetime limits on employee contributions consistent with IRS requirements under which no residual is likely to remain at the death of the last individual with rights under an account. Any actual remaining residual will be forfeited and reallocated to the accounts of other participants in the Employee-Contribution VEBA.

Participant Account Statements and Activity Notices

Activity notices ("Notices") reflecting certain participant-initiated activity are distributed directly to participants. Notices are generated after certain events, including, but not limited to, a participant's reallocation of his or her Plan assets between available investment alternatives. The Notices are generated by the third-party administrator (the "TPA") which is Fidelity Investment Institutional Operations Company, Inc. and its affiliates.

Account statements are distributed to participants once a year through the mail by the TPA. The annual account statement shows all activity in the participant's account(s) during that period. The statement includes summary information about such things as fees charged against the account as well as contributions into and disbursements from the account.

Prospectuses, Prospectus Supplements, Annual Prospectus Updates, Semi-Annual and Annual Reports

As part of the enrollment kit, a participant is provided with the prospectus for each of the mutual funds offered under a Plan. A participant also receives a mutual fund prospectus upon first allocating a portion of his or her account balance to a particular mutual fund, provided that, during the preceding 30 days, a copy of the prospectus has not already been sent to the participant (for example, in response to a request for information about a particular fund) and the participant does not represent to the TPA that he or she has previously received a copy of the prospectus.

Participants receive prospectus supplements, updated prospectuses, mutual fund semi-annual and annual reports as well as any proxy statements for so long as they maintain their allocation in that fund. While participants are not shareholders of the funds, they receive these documents in accordance with the standards that would otherwise apply under applicable federal securities laws governing delivery of such documents to shareholders, including form and timing of delivery. Each mutual fund's statement of additional information is available to participants upon request.

Participants also have access to a website where current versions of some of these documents are available at any time. In accordance with the Plan, the TPA passes through to participants all proxy voting for the mutual funds shares held in the employer-contribution VEBA and the Employee-Contribution VEBA.

The Summary Plan Description

Each participant receives a summary plan description ("SPD"). The SPD for the Plan contains information about eligibility and participation in the Plan, employer contributions and employee after-tax contributions, as well as the investment of accounts and the fees associated with an account and various other matters. The SPD complies with the requirements of ERISA[4] applicable to welfare benefit plans.

The SPD for the Plan, the Consortium website and other applicable documents contain a legend to the effect that interests in the Employee-Contribution VEBA have not been registered under the 1933 Act and that the Employee-Contribution VEBA has not been registered under the 1940 Act.

Other Information

A Plan participant has the right to receive a copy of the Plan on request. As required by ERISA, each Plan files a Form 5500 annually with the Internal Revenue Service ("IRS") and Department of Labor ("DOL"). Each participant receives a summary annual report that summarizes the financial information from the Form 5500. A Plan participant has the right to receive a copy of the Form 5500 on request.

Each VEBA files a Form 990 annually with the IRS. Each participant has the right to receive a copy of the Form 990 on request.

After the death of a participant, the same information will be available in the same manner to any eligible dependent[5] who is entitled to benefits under the Plan.

ERISA Requirements

Each College's Plan is an "employee welfare benefit plan" as defined by ERISA, because it is established and maintained by an employer (the College) for the purpose of providing medical benefits to former employees and their spouses and dependents.[6] The Program and the Colleges' Plans comply with the applicable provisions of ERISA, including those ERISA requirements pertaining to fiduciary obligations, reporting, and

[4] Employee Retirement Income Security Act of 1974, as amended.

[5] An eligible dependent includes a spouse and dependent children of a participant, and may include, at the election of the College, a participant's other dependent relatives or domestic partner.

[6] ERISA Section 3(1).

disclosure. Certain ERISA obligations are carried out by the Consortium through outside vendors, including ERISA's reporting, disclosure, and investment policy requirements. Ultimate responsibility for compliance with ERISA remains with the Colleges.

Plans established by certain Colleges that are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code.[7] The Program will provide participants in each Plan that is exempt from ERISA with the same reports and disclosure that would be provided if ERISA applied. To participate in the Program, a College established or maintained by religious organizations would be required to make an election that its Plan is subject to ERISA. Although the legal effect of such an election is unsettled, the Program intends to treat each Plan as if it is subject to ERISA, including the remedy provisions of ERISA as discussed below.

ERISA and Securities' Law Remedies

The Plans which issue Participant Interests subject to the 1933 Act and the Exchange Act are employee welfare benefit plans subject to ERISA. ERISA provides a comprehensive regulatory scheme for the regulation of employee welfare benefit plans. The scope of ERISA extends broadly to cover fiduciaries and other parties in interest (such as service providers) with respect to ERISA plans.[8] In addition, various important remedies under the federal securities laws may also be applicable to these Plans, including the antifraud provisions of the 1933 Act and the Exchange Act.

ERISA Section 502(a)(2) allows a participant, fiduciary or beneficiary to bring suit against a fiduciary for breach of fiduciary duty under ERISA Section 409. ERISA Section 502(a)(3) allows a participant, fiduciary or beneficiary to bring suit to enjoin any act that violates ERISA or obtain equitable relief to redress a violation of ERISA. The fiduciaries of the Plans include the College as the sponsor, named fiduciary, and administrator of the Plan; and the Consortium to the extent that it is delegated duties of a fiduciary of the Plan. The Plan's trustee may also be an ERISA fiduciary of the Plan.[9]

[7] ERISA defines a "church plan" to be a welfare benefit or retirement plan established and maintained for its employees, or their beneficiaries, by a tax-exempt church or convention or association of churches. ERISA Section 3(33)(A). A church plan includes a plan maintained by an organization, whose principal purpose or function is the administration or funding of a plan for the provision of welfare benefits (or for both welfare and retirement benefits) for the employees of a church or a convention or association of churches, if that organization is controlled by or associated with a church or a convention or association of churches. ERISA Section 3(33)(C). A church plan is not subject to coverage under ERISA unless the plan has made an irrevocable election under Code Section 410(d) to be subject to the requirements. ERISA Section 4(b)(2).

[8] ERISA Section 3(14) defines party in interest to include a person providing services to a plan.

[9] The liability of a directed trustee under ERISA is an unsettled area of the law. The DOL has taken the position that a directed trustee has certain fiduciary duties with respect to publicly traded employer securities held in a retirement plan, but those duties are significantly narrower than the duties of

Certain remedies may also be available against parties in interest, such as the TPA and the Consortium. Recovery could go to the Plan for the benefit of all participants' accounts or, in certain situations, to an individual participant directly.[10]

The offering of shares of the investment alternatives will be registered under the 1933 Act. Potential remedies under the 1933 Act include (1) Section 11, which provides a rescission remedy for securities sold under a registration statement where there is a material misstatement or omission; and (2) Section 12(a)(2), which provides a rescission-type remedy for securities sold under a prospectus which contains a material misstatement or as to which there is an omission of a material fact. The shares in the investment alternatives are subject to Rule 10b-5 under the Exchange Act, which makes it unlawful to employ any device to defraud, to make any untrue statement of a material fact or to engage in any transaction that operates as a fraud in the offer or sale of any security and which provides for recovery of damages. Other securities-law remedies may be available under the Exchange Act, such as Rule 14a-9, or under the 1940 Act, such as Section 36(b). In most jurisdictions and most circumstances, under ERISA, remedies with respect to the investment alternatives could only be pursued by the Plan on behalf of all affected participants.[11]

Following the proposed addition of pre-age 65 retiree group health insurance and subject to the grant of the relief requested herein, Participation Interests are securities that will continue not to be registered under the 1933 Act and thus would not be subject to the Section 11 remedy. The Participation Interests will remain subject to the antifraud provisions of the federal securities laws.[12]

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a discretionary trustee. See DOL Field Assistance Bulletin 2004-3. Courts have taken a variety of positions on the fiduciary status of a directed trustee. Compare, e.g., In re WorldCom, Inc. ERISA Litig., 354 F. Supp. 2d 423 (D.N.Y. 2005), with DiFelice v. U.S. Airways Inc., 497 F.3d 410 (4th Cir. 2007), and Tittle v. Enron Corp. (In re Enron Corp. Sec. Derivative & ERISA Litig.), 284 F. Supp. 2d 511 (D. Tex. 2003).

[10] Under the recently decided LaRue v. DeWolff, Boberg & Associates, Inc., Supreme Court, No. 06-856 (Feb. 20, 2008), a participant may pursue a claim under ERISA Section 502(a)(2) for losses to an individual account in a defined contribution plan.

[11] Two federal circuits (the Second and Third) permit participants to sue a mutual-fund company derivatively on behalf of the plan if the participants first prove that the trustee breached its fiduciary duties in failing to sue the mutual fund. See, e.g., Diduck v. Kaszycki & Sons Contractors, Inc., 874 F.2d 912 (2d Cir. 1989); McMahon v. McDowell, 794 F.2d 100 (3d Cir. 1986); Struble v. New Jersey Brewery Employees' Welfare Trust Fund, 732 F.2d 325 (3d Cir. 1984). The Eleventh Circuit, however, has held that participant derivative suits are impermissible under ERISA. See Moore v. American Federation of Television and Radio Artists, 216 F.3d 1236 (11th Cir. 2000).

[12] With respect to Section 12(a)(2) of the 1933 Act, it is possible that it could be asserted in certain circumstances that the offering of the Participation Interests could be subject to the Section 12(a)(2) remedy. The United States Supreme Court has held that, in the context of Section 12(a)(2), the word "prospectus" is a term of art referring to a document that describes a "public offering of securities by an issuer or controlling shareholder." Gustafson v. Alloyd Co., 513 U.S. 561, 584 (1995). Under this

Proposed Addition of Pre-age 65 Retiree Group Health Insurance

The proposed change in the Program is to provide participants access within the Program to several pre-age 65 retiree group health insurance options, in addition to the current post-age 65 group insurance offerings. The pre-age 65 group health insurance would be offered to "early" retirees who terminate service at the early retirement age set by the college for purposes of eligibility for this coverage. The pre-age 65 group health insurance would cover "early" retirees from their termination of employment until their eligibility for Medicare. For purposes of this letter, an "early retiree" is a Program participant who retires after the earliest retirement age established by their employer and before the participant's Medicare eligibility date. Age 55 is the earliest permissible retirement age under the Program. The employer may also impose a minimum service requirement for a participant to be eligible for retirement before age 65.

The availability of pre-age 65 fully insured group coverage would coincide with the current availability of uninsured reimbursement of other qualifying medical expenses for early retirees. The pre-age 65 retiree group health insurance would be offered through the Consortium's current insurance providers: Aetna nationally and HealthPartners in Minnesota.[13]

These pre-age 65 retiree group health insurance options would cover the insurance "gap" from pre-age 65 retirement until Medicare eligibility at age 65. The Consortium has found through research surveys and various forums that, for many of its participating institutions, the period when retirees have the greatest need for access to affordable insurance, including catastrophic coverage and prescription drug benefits, is after retirement and before age 65. In many instances, employers have reduced, eliminated, or never offered health insurance coverage, beyond the provisions of COBRA, for the period from "early" retirement until Medicare eligibility. In a retirement situation, COBRA would provide health coverage for a maximum of 18 months.[14] 26 USC Section 4980B and Section 601 et. seq. of ERISA contain the requirements for continuation of health insurance coverage which is commonly known as COBRA from the Consolidated Omnibus Budget and Reconciliation Act of 1988 which added the provisions.

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definition, it is possible that in certain circumstances the SPD for a Plan could be asserted to be a "prospectus" and the Participation Interests to have been sold in a "public offering" for purposes of Section 12(a)(2).

[13] HealthPartners is the Program's health insurer in Minnesota where Aetna is not licensed.

[14] Some state laws could require a longer period of coverage in a retirement situation.

The ability to offer pre-age 65 retiree group health insurance through the Program would be consistent with common early retirement programs at higher education institutions. Many colleges and universities use voluntary "early retirement" incentive programs targeted at tenured faculty under age 65. These programs are permitted under a provision of the Age Discrimination in Employment Act ("ADEA") that is applicable only to institutions of higher education.[15] Under this special provision in the ADEA, it is permissible for an institution of higher education to offer tenured employees certain types of supplemental benefits upon voluntary retirement and have those benefits be reduced or eliminated on the basis of age. For example, such a tenured employee early retirement program could offer a larger supplemental benefit to an employee who is age 60 than to an employee who is age 64. For any employee who retires early, the Program's research and other independent studies have concluded that the provision of health insurance is a key determinant in the retirement decision. These studies show that without access to group-sponsored pre-age 65 coverage (and without a mechanism to pay for that coverage), the "early" retiree, whether faculty or staff members, will face a significant gap in health security. These early retirees may not be able to find adequate individually acquired health insurance coverage until Medicare eligibility.

The addition of the pre-age 65 retiree group health insurance would also be consistent with recent regulations issued by the Equal Employment Opportunity Commission approving plans that bridge health care from retirement until Medicare eligibility.[16] These regulations allow the coordination of retiree health benefits with Medicare without violating the ADEA. In the discussion of health plans that provide benefits prior to Medicare entitlement, the regulations state "that it is in the best interest of both employers and employees for the [Equal Employment Opportunity] Commission to pursue a policy that permits employers to offer these benefits to the greatest extent possible."[17]

<u>Operation of Program With Pre-age 65 Retiree Group Health Insurance</u>

The Program would operate in exactly the same manner for the new pre-age 65 retiree group health insurance as it does for the current post-age 65 group health insurance. Specifically, the same procedures would apply for payment of the insurance premiums from participant accounts in both cases.

Health care benefits are currently provided through a post-age 65 group insurance policy integrating with and supplementing Medicare coverage. Coverage varies from state to state based on state regulatory requirements. The proposed change to the

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[15] 29 USC Sec. 623(m).

[16] 29 CFR Sec. 1625.32 (effective December 26, 2007).

[17] 29 CFR Sec. 1625.32, Appendix, Q/A 1.

Program would simply expand a pre-age 65 retired participant's alternatives to include group-sponsored health insurance through Insurers associated with the Program.

Discussion

Prior to this proposed addition of pre-age 65 retiree group health insurance for retirees, the Staff indicated that it would not recommend enforcement action in respect to the Program under with respect to Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act. *Emeriti Consortium for Retirement Health Solutions (April 7, 2005).*

The Plans would continue to be employee welfare benefit plans after the addition of the pre-age 65 retiree group health insurance. The Staff has previously taken the position that participation interests in some employee welfare benefit or similar plans do not create a security that needs to be registered.[18] The Staff has also issued several letters with respect to registration of welfare benefit plans (and plan participation interests) funded by VEBAs.[19] Where relief comparable to the relief requested herein was granted, these letters did not involve defined contribution-type plans.

The Plans are different from most welfare benefit plans and the arrangements discussed in these no action letters. These differences are primarily a result of the defined contribution nature of the Plans and the self-directed investment of contributions in registered mutual funds.

However, each of these characteristics which might differentiate the Plan from most other welfare benefit plans is identical to a characteristic commonly found in a Code

[18] See Commission Release 33-6281 at n.1 (Jan. 15, 1981) ("As used in this release, the term 'employee benefit plan' means a pension, profit sharing, bonus, thrift, savings or similar plan. Thus, it generally would include plans described in Section 3(2) of [ERISA]. The term does not include welfare and similar plans such as those described in Section 3(1) of ERISA, which do not involve any expectation of financial return on the part of participating employees.").

[19] Rapid American Corp. (Dec. 1, 1971) (defined benefit-type insured program for long term disability benefits); Carling Brewing Co., Inc. (July 12, 1974) (defined benefit-type program for long term disability and death benefits); Total Health Care Services Corp. (Oct. 7, 1976) (defined benefit program for life, sick, accident, and similar benefits); Great Northern Administrators, Inc. (Mar. 31, 1978) (defined benefit program for life, sick, accident, and similar benefits); Del E. Webb Corp. (Apr. 21, 1978) (apparently defined benefit program); Bank of Hawaii (June 22, 1981) (defined benefit life-insurance program); UMP, Unlimited and Union Member Action Trust (Apr. 26, 1976) (strike benefits plus the ability in certain circumstances to recoup contributions plus or minus the ratable share of investment gains or losses plus expenses—relief denied); Consolidated Edison Employees Mutual Aid Society (Feb. 12, 1973) (deferred compensation paid in annual installments adjusted as if the deferred amounts had been invested in mutual funds as variable annuities contracts—relief denied). Cf. National Business Services, Inc. (Feb. 18, 1975); Centerre Trust Co. (Nov. 12, 1984) (use of common trust fund for collective investment of VEBA assets).

Section 403(b) plan. Accordingly, we are of the opinion that the Employee-Contribution VEBAs and Participation Interests, including with the pre-age 65 retiree group health insurance in the Program, are sufficiently like Code Section 403(b) plans and participation interests in 403(b) plans that the Staff's prior position about 403(b) plans should apply to the Employee-Contribution VEBAs and the Participation Interests. Our opinion is based on the following analysis.

1. The Participation Interests and the Employee-Contribution VEBAs are like 403(b) plans.

The Staff has indicated that it would not recommend any action to the Commission if 403(b) plans funded by specific mutual fund shares are offered and sold without registration under the Securities Act.[20] The following essential features of a Plan are identical to or substantially similar to a typical 403(b) plan:

- 403(b) plans are defined contribution (rather than defined benefit) plans as are the Plans. In a defined contribution plan, a separate account is established for each participant and the account balance determines the extent of their benefits. By contrast, a defined benefit plan provides a set amount of benefits and no individual accounts are maintained. The Plans have a VEBA for employer contributions and a separate Employee-Contribution VEBA to hold employee contributions if the Plan sponsor chooses to permit them. Both employer and employee contributions are held in individual accounts for each participant.

- 403(b) plans usually have self-directed investments like the Plans. Participants are able to direct the investment of amounts in the participant's account in both the employer-contribution VEBA and the Employee-Contribution VEBA.

- In most circumstances, employer and employee funds are contributed to 403(b) plans over a period of years during an employee's earning years. Similarly, employer and employee contributions are made to the Plans over the employee's service with a College.

- A 403(b) plan is an employer-sponsored plan primarily intended to provide benefits to retirees. Funds accumulated under the Employee-Contribution VEBA and employer-contribution VEBA are intended to be used for healthcare costs in retirement and accordingly can be used only after retirement, except for medical emergencies.[21]

[20] Investment Company Institute (Oct. 21, 1974).

[21] Reimbursement of medical expenses (but not access to the Insurer's coverage) is available before retirement only in the case of a terminal illness of a participant or eligible beneficiary or if the

- 403(b) plans provide funds for general use during retirement and the Employee-Contribution VEBA and employer-contribution VEBA are intended to provide funds that can be used primarily for qualified medical expenses during retirement.

The Employee-Contribution VEBAs and the Participation Interests share a number of other common features with 403(b) plans. These commonalities provide support for parallel treatment of the Participant Interests and Employee-Contribution VEBAs with 403(b) plans. The common features include the following:

- Both the Plans and 403(b) plans are primarily available to colleges, universities, and other tax-exempt organizations under Code Section 501(c)(3).

- Both are subject to ERISA essentially to the same extent. The DOL has regulatory authority over them; and employers, as plan sponsors and fiduciaries, have oversight responsibilities.[22]

- Both are governed by a plan document that defines who can participate, what the available investment alternatives chosen by the employer are, and how much can be contributed (the plan documents used in the Plan are based upon a common set of form documents and therefore are more uniform or "standardized" than 403(b) plans generally).

- Both are internally operated through individual participant accounts, whether a trust is used (for the Plan and for some 403(b) plans) or a custodial account is used (for some 403(b) plans).

- In both, the trust or custodial accounts are tax-exempt vehicles.

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participant or eligible beneficiary incurs catastrophic uninsured medical expenses in excess of $15,000 in a year. For this purpose, expenses are incurred in respect to a "terminal illness" if they are incurred (A) within one year prior to the date of the individual's death; or (B) within one year prior to, or at any time following, the date of certification by the individual's physician that the individual has suffered an illness or injury expected to result in such individual's death within five (5) years of the date of certification. For administrative convenience, participants who terminate employment before age 55 with a small aggregate balance in their accounts ($5,000 or less) are also eligible for immediate reimbursement of medical expenses. At the time of the 2005 submission, this administrative convenience provision was projected to be available for participants who terminated before age 60, however, the provision as implemented has been available to participants who terminate before age 55.

[22] However, Plans and 403(b) plans sponsored by certain Colleges which Colleges are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code. See ERISA Requirements, supra p. 5.

- Trustees and custodians for both are typically banks or other financial institutions.

- The trustee of a Plan who is directed by participating employees with respect to those employees' investment decisions has similar duties and obligations towards a Plan and its participants as a trustee or custodian has toward a 403(b) plan and its participants. In both cases, the trustees or custodians are responsible for safeguarding plan assets, are empowered to accept contributions and pay distributions and accept participant investment direction, and invest in accordance with those directions.

- Trustees and custodians act at the direction of the employer (in the event of plan level matters such as changes to the available investment alternatives chosen by the employer) or the participant with respect to the participant's investment decisions.

- Available investments are limited to registered mutual funds and fixed annuities by design for the Plan and are the same for 403(b) plans by statute.[23]

Therefore, the Participation Interests and Employee-Contribution VEBAs involve the same essential characteristic that led to the Staff's position on 403(b) plans: underlying investment alternatives in the Employee-Contribution VEBAs are registered mutual funds.[24] In addition, the criteria which were noted by the Staff as important to its position on 403(b) plans are satisfied here: the VEBAs exist to satisfy tax requirements, the accounts provide only custodial service, participants are not granted access to investments to which they would not otherwise have access, and the TPA does not exercise investment discretion on behalf of participants.

2. Public policy interests would not be served by requiring registration of the Participation Interests or the Employee-Contribution VEBAs.

The investment alternatives under the Program are all mutual funds registered under the 1933 Act and the 1940 Act. In addition, the protections of ERISA will apply to the Plans as described above.

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[23] 403(b) plans can also offer investments in variable annuities which are not available under the Plan.

[24] After retirement, a participant will also have the choice of purchasing one or more fixed annuity contracts to be held in the participant's accounts in the VEBA.

In our opinion, the addition of the pre-age 65 retiree group health coverage does not change this analysis for two reasons.

First, the provision of pre-age 65 retiree group health insurance to early retirees does not change the funding of the Program in any respect. Employee contributions to the Employee-Contribution VEBA would be made at the same times and under the same conditions with or without the pre-age 65 retiree group health insurance. Also, the investment options in the Employee-Contribution VEBA would not change. Finally, the handling of investments in the Employee-Contribution VEBA would not be affected by the pre-age group 65 group health insurance option.

Second, the Program already provides for reimbursement of certain qualified medical expenses for early retirees who meet their plan's requirements for retirement eligibility, at age 55 or older. These existing permissible reimbursements include reimbursement for medical insurance individually purchased by the retiree. The Program also currently provides for pre-age 65 payments for catastrophic medical expenses and terminal illness expenses. In addition, the spouse of a Medicare-eligible retired employee may currently enroll in a pre-age 65 group medical insurance plan and be reimbursed through the Program, if the retired participant is Medicare eligible. Therefore, the provision of access to group health insurance to all retirees, who are the primary beneficiaries of the Program, is a logical extension of insurance protection. It is not a fundamental change to the Program.

Request

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action under Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act in respect to the nonregistration of the Participation Interests and the nonregistration as an investment company of the Employee-Contribution VEBA if the Program is revised to include pre-age 65 retiree group health insurance for retired participants.

We appreciate the Staff's consideration in these matters. Please do not hesitate to contact Steven D. Kittrell at 202-857-1700 if you have any questions or comments concerning this matter. We request a conference with the Staff to discuss this request if the Staff does not agree with the analysis contained in this request letter and in advance of any adverse determination.

Sincerely yours,

/s/

Steven D. Kittrell
McGuireWoods LLP
1050 Connecticut Ave, NW #1200
Washington, DC 20036
Counsel for Emeriti Consortium for
Retirement Health Solutions

END